SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. [__])*

Republic Airways Holdings Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

760276105
(CUSIP Number)

Axar Capital Management, LP

1330 Avenue of the Americas, 6th Floor

New York, NY 10019

(212) 356-6137

With a copy to:

Eleazer N. Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 14, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760276105	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Axar Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,115,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,115,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,115,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.85%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 760276105	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Axar GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,115,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,115,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,115,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.85%
14	TYPE OF REPORTING PERSON OO, HC

CUSIP No. 760276105	SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Andrew Axelrod
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,115,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,115,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,115,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.85%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 760276105	SCHEDULE 13D	Page 5 of 11 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Common Stock "), of Republic Airways Holdings Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 8909 Purdue Road, Suite 300, Indianapolis, Indiana 46268.

Item 2.	IDENTITY AND BACKGROUND

(a)

This statement is filed by the entities and persons listed below, who are collectively referred to herein as the "Reporting Persons" with respect to the Common Stock:

(i) Axar Capital Management, LP, a Delaware limited partnership, which serves as the investment manager (the "Investment Manager") to Axar Master Fund, Ltd. (the "Fund") and certain other funds and/or managed accounts, with respect to the shares of Common Stock held by the Fund;

(ii) Axar GP, LLC, a Delaware limited liability company (the "GP"), which serves as the general partner to the Investment Manager, with respect to the shares of Common Stock held by the Fund; and

(iii) Mr. Andrew Axelrod, a United States citizen, who serves as the sole member of the GP, with respect to the shares of Common Stock held by the Fund.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owner of the Common Stock reported herein.

(b)	The address of the business office of each of the Reporting Persons is 1330 Avenue of the Americas, 6th Floor, New York, NY 10019.

(c)	The principal business of: (i) the Investment Manager serves as investment manager to the Fund and certain other funds and/or managed accounts, (ii) the GP serves as the general partner to the Investment Manager and (iii) Mr. Axelrod serves as the sole member to the GP.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 760276105	SCHEDULE 13D	Page 6 of 11 Pages

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	The Investment Manager is a limited partnership organized under the laws of Delaware. The GP is a limited liability company organized under the laws of Delaware. Mr. Axelrod is a United States citizen.

The Reporting Persons have executed a Joint Filing Agreement, dated September 22, 2016, with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Stock reported herein were derived from general working capital of the Fund. A total of approximately $31,551,320.43 was paid to acquire the shares of Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons originally acquired the shares of Common Stock for investment in the ordinary course of business because they believed that the shares, when purchased, were undervalued and represented an attractive investment opportunity.

In connection with the Issuer's bankruptcy proceedings under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Proceedings"), the Reporting Persons are participating in an ad hoc committee of equity security holders (the "Ad Hoc Committee") for the purpose of sharing legal and financial advisors in order to evaluate whether or not to take any actions deemed appropriate in order to protect the interest of the Reporting Persons as shareholders.

On September 14, 2016, the Reporting Persons entered into preliminary discussions with the Issuer regarding potential terms of a plan of reorganization.

CUSIP No. 760276105	SCHEDULE 13D	Page 7 of 11 Pages

The Reporting Persons may determine to pursue transactions with the Issuer with other beneficial owners of the Issuer's Common Stock (the "Other Beneficial Owners"), which may include former or current members of the Ad Hoc Committee. While the Reporting Persons disclaim membership in a "group", within the meaning of Section 13(d) of the Exchange Act, the Reporting Persons may be deemed to be members of a "group", within the meaning of Section 13(d) of the Exchange Act, with the Other Beneficial Owners. Based on information and belief, the aggregate number of shares of Common Stock beneficially owned by current members of the Ad Hoc Committee, would be 13,233,728 shares or approximately 25.97% of the Issuer's Common Stock.

Other than as set forth herein, as of the date hereof, the Reporting Persons have no definitive plans or proposals with regard to any action, nor do they have any definitive agreement with any other member of the Ad Hoc Committee or any other third party with respect to any action or otherwise (other than the sharing of legal and financial advisor expenses).

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in Item 4 of Schedule 13D. Other than as disclosed herein, the Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the shares of Common Stock reported herein. In addition to pursuing transactions with the Issuer with the Other Beneficial Owners, which may include former or current members of the Ad Hoc Committee, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and may seek to influence or change the Issuer's control, operations, business development plans, business strategy, board composition, management or directors, competitive position, capital structure or capital management policy, including, without limitation, through discussions with management, directors, other shareholders, existing or potential strategic partners, acquirers or competitors of the Issuer, industry analysts, investment and financing professionals and/or other third parties. Such matters and discussions may materially affect, and result in, the Reporting Persons modifying their investment in the equity of the Issuer, exchanging information with any of such persons pursuant to appropriate confidentiality or similar agreements or otherwise, working together with any of such persons pursuant to joint agreements or otherwise, proposing changes in the Issuer's operations, governance, capitalization or strategic plans, pursuing strategic alternatives for the Issuer or in proposing or engaging in one or more other actions set forth in Item 4 of Schedule 13D. Factors that may influence the Reporting Persons' actions include, but are not limited to: (i) their view regarding the Issuer's operations, business strategy, prospects, financial position, strategic direction or consideration of alternative actions that would protect the interest of the Reporting Persons as shareholders or otherwise; (ii) the outcome of the discussions and actions referenced herein; (iii) price levels of the Common Stock and other securities; (iv) availability of funds; (v) subsequent developments affecting the Issuer, including developments in the Bankruptcy Proceedings; (vi) other investment and business opportunities available to the Reporting Persons; (vii) conditions in the securities and debt market; (viii) general economic and industry conditions; and (ix) other factors that the Reporting Persons may deem relevant from time to time. The Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, to the extent legally permissible, purchasing additional shares of Common Stock or debt or claims of the Issuer or selling some or all of their shares of Common Stock, engaging in hedging or similar transactions with respect to the Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 760276105	SCHEDULE 13D	Page 8 of 11 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	The percentages used in this Schedule 13D are calculated based upon 50,955,051 shares of Common Stock reported to be outstanding as of July 26, 2016 in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 filed with the Securities and Exchange Commission on July 26, 2016.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons.

The Reporting Persons may determine to pursue transactions with the Issuer with the Other Beneficial Owners, which may include former or current members of the Ad Hoc Committee. While the Reporting Persons disclaim membership in a "group", within the meaning of Section 13(d) of the Exchange Act, the Reporting Persons may be deemed to be members of a "group", within the meaning of Section 13(d) of the Exchange Act, with the Other Beneficial Owners. Based on information and belief, the aggregate number of shares of Common Stock beneficially owned by current members of the Ad Hoc Committee, would be 13,233,728 shares or approximately 25.97% of the Issuer's Common Stock.

Each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock beneficially owned by the Other Beneficial Owners.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The Reporting Persons did not enter into any transactions in the Common Stock within the past sixty days.

(d)	The Fund is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e)	Not applicable.

CUSIP No. 760276105	SCHEDULE 13D	Page 9 of 11 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Fund has entered into a Confidentiality and Non-Disclosure Agreement on September 12, 2016 (the "NDA") to enable the Reporting Persons to conduct due diligence with respect to a proposed plan of reorganization.

Other than the Joint Filing Agreement attached as Exhibit 1 hereto and the NDA, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 760276105	SCHEDULE 13D	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 22, 2016

AXAR CAPITAL Management, LP
By: Axar GP, LLC, its General Partner
By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

AXAR GP, LLC

By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

By: /s/ Andrew Axelrod
ANDREW AXELROD

CUSIP No. 760276105	SCHEDULE 13D	Page 11 of 11 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: September 22, 2016

AXAR CAPITAL Management, LP
By: Axar GP, LLC, its General Partner
By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

AXAR GP, LLC

By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

By: /s/ Andrew Axelrod
ANDREW AXELROD